File No.  70-9679

     As filed with the Securities and Exchange Commission on October 5, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION
     -----------------------------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
     ----------------------------------------------------------------------

Dominion Resources, Inc.                        Consolidated Natural Gas Company
120 Tredegar Street                             CNG Tower, 625 Liberty Avenue
Richmond, VA 23219                              Pittsburgh, PA 15222-3199

                   (Name of company filing this statement and
                     address of principal executive offices)
      --------------------------------------------------------------------

                            Dominion Resources, Inc.

                     (Name of top registered holding company
                     parent of each applicant or declarant)
     ----------------------------------------------------------------------

                                 James F. Stutts
                               Vice President and
                                 General Counsel
                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                     (Name and address of agent for service)
       -------------------------------------------------------------------

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Norbert F. Chandler, Esq.                                Tia S. Barancik, Esq.
Managing Counsel                                         LeBoeuf, Lamb, Greene &
Consolidated Natural Gas Service                                MacRae, L.L.P.
         Company, Inc.                                   125 West 55th Street
CNG Tower, 625 Liberty Street                            New York, N.Y. 10019
Pittsburgh, PA 15222

                                 AMENDMENT NO. 3
                                       TO
                             APPLICATION-DECLARATION
                                      UNDER
                    SECTIONS 6(a), 7, 9(a), 10, 12(b), 12(c)
                                       AND
                             RULES 42, 43, 45 and 46
                                       OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 FOR APPROVAL OF
            PAYMENT OF DIVIDENDS OUT OF CAPITAL AND UNEARNED SURPLUS
                                       AND
                   REORGANIZATION OF NON-UTILITY SUBSIDIARIES

Item 1.  Description of Proposed Transactions.
         ------------------------------------

A.   Introduction and Background; Summary of Request.

     Dominion Resources, Inc. ("DRI") is a Virginia corporation and a registered public utility holding company under the Public Utility Holding Company Act of 1935 ("Act"). DRI, through its subsidiaries, is engaged in the energy business, principally in retail electricity and natural gas sales, electric and gas distribution, wholesale natural gas and electric generation and electricity sales, interstate gas transportation, and natural gas exploration and production activities.

     The principal subsidiaries of DRI are Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and Consolidated Natural Gas Company ("CNG") which is also a registered holding company under the Act and which, through its subsidiaries is engaged in producing, transporting and acting as a retail marketer of natural gas serving customers in Pennsylvania, Ohio, Virginia, West Virginia, New York and other cities focused in the Northeast and Mid-Atlantic regions of the United States, although, as described in DRI's Application Declaration in File No. 70-9477, DRI has contracted to sell Virginia Natural Gas, Inc., a wholly owned subsidiary of CNG, to AGL Resources, Inc. Another major subsidiary of DRI is Dominion Energy, Inc, an independent power and natural gas company. Pursuant to the Merger Order referred to below, DRI is required to dispose of Dominion Capital, Inc. (together with its subsidiaries, "DCI"), another major subsidiary which is a diversified financial services company. DRI and all of its subsidiaries are referred to herein as the "DRI System."

     Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of May 11, 1999, on January 28, 2000, (i) a wholly-owned subsidiary of DRI was merged with and into DRI with DRI being the surviving corporation and (ii) Consolidated Natural Gas Company ("Old CNG"), a registered holding company under the Act, was merged (the "Merger") into a wholly owned subsidiary of DRI at that time called "New DRI Sub II" which, as a result of the Merger succeeded to all the assets, liabilities and equity of Old CNG by operation of law. The Merger occurred pursuant to authorization of the Securities and Exchange Commission ("Commission") in its order dated December 15, 1999, HCAR No. 27113, SEC File No. 70-9477 ("Merger Order"). New DRI Sub II, the surviving corporation in the Merger, was renamed "Consolidated Natural Gas Company" and is herein referred to as "CNG". DRI and CNG (as the successor corporation to Old CNG) registered as holding companies under the Act following the Merger.

     In the Merger Order, the Commission acknowledged DRI's rationale for entering into the Merger:

     DRI and [Old] CNG state that, in the emerging competitive environment, their combination into a regional energy provider will enable them to (i) give the combined company the scale, scope and skills necessary to compete successfully in the energy marketplace; (ii) create a platform for growth in a region that is rapidly deregulating and is the source of approximately 40% of the nation's demand for energy; (iii) establish a company with combined gas storage, transportation and electric power production capability concentrated in the Northeast and Mid-Atlantic region; and (iv) enable the combined company to realize cost savings from elimination of duplicate corporate and administrative programs, greater efficiencies in operations and business processes and streamlined purchasing practices.

     The Commission's approval of DRI's acquisition of Old CNG in conjunction with the authorizations granted in the Commission's Order approving a financing program for the DRI System, HCAR No. 27112 (Dec. 15, 1999) (the "Initial Financing Order") (which permits DRI and its subsidiaries to issue and maintain in place equity, preferred and debt securities at both the DRI level and the subsidiary level), reflect the Commission's understanding of the new competitive environment confronting the nation's energy utilities and the Commission's willingness to apply the Act in a manner designed to provide registered holding companies with the opportunity to move quickly to take advantage of new and expanding business opportunities.

In its application seeking authorization to complete the Merger and the related application with respect to post-Merger financing authorization (the "Initial Financing Application"), DRI sought reasonable authorization to permit DRI to reorganize and consolidate its businesses and the acquired businesses of CNG with a view towards integrating the two systems along rational business lines as well as reasonable authorization to conduct and grow the combined businesses in the immediate post-Merger time frame. Today, approximately six months after completion of the Merger, DRI seeks authorization (i) for CNG to pay dividends to DRI out of capital and unearned surplus which, as discussed below, is intended to compensate for the accounting treatment of the Merger which resulted in the recharacterization of CNG's retained earnings as paid-in-capital, and
(ii) to reorganize and restructure the non-utility businesses within the DRI System which, as discussed below, is intended to permit all non-utility subsidiaries within the DRI System which are engaged in similar activities to be part of the same intra-corporate grouping. In a separate filing in File No. 70-9555 (the "New Financing Application"), DRI has requested new modern system-wide financing authority to permit DRI greater flexibility to cover its capital and financing needs in a competitive energy environment in which DRI seeks to grow its core energy business.

B.   Payment of Dividends Out of Capital or Unearned Surplus.

     As a result of the application of the purchase method of accounting to the Merger, the retained earnings of Old CNG immediately prior to the Merger were, following the Merger, recharacterized as paid-in-capital on the books of CNG as the new company which survived the Merger. The effect of this accounting convention left CNG, but not its subsidiaries, with no retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant common stock equity level. In fact, CNG's principal subsidiaries have sufficient retained earnings to pay dividends to CNG in accordance with Rule 46, but such dividends are trapped at the CNG level and cannot be paid to CNG's new shareholder, DRI. The Applicants note that prior to the Merger, dividends paid to CNG from its subsidiaries in accordance with applicable law and rules of the Commission were available to pay dividends to CNG's former public shareholders. Thus, the Applicants now request authorization for CNG, only, to pay dividends out of the paid-in-capital account up to the amount of Old CNG's retained earnings just prior to the Merger.

     Section 12 of the Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34
(1935). In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the  company's  prior  earnings,  (iii) the company's  current  earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See The National Grid Group plc, HCAR No. 35-27154 (March --- --------------------------- 15, 2000); Eastern Utilities
Associates, HCAR No. 35-25330 (June 13, 1991); and cases cited therein. Further, ---------------------------- the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern -- ----------------------- Corporation, 13 S.E.C. 489, 492 (1943). -----------

     DRI and CNG request authority for CNG, only, to pay dividends out of paid-in-capital up to the amount of Old CNG's consolidated retained earnings just prior to the Merger. This request reflects the role of CNG in the DRI System as a conduit between DRI and certain of the operating companies within the DRI System. DRI and CNG note that, while the relief sought herein is similar to the relief granted to The National Grid Group plc in the above-cited order of the Commission, the instant request differs slightly in that CNG is not itself an operating company and no relief from Rule 46 is requested with respect to any operating company within the DRI System.

     In support of this request, the Applicants assert that each of the standards of Section 12(c) of the 1935 Act are satisfied.

1. CNG's cash flow for dividend payments consists of dividends received from CNG's subsidiaries. All of CNG's principal operating subsidiaries have sufficient retained earnings to support their payment of dividends to CNG in accordance with Rule 46.

2. The projected cash position of CNG will be adequate to meet its dividend obligations. CNG's principal operating subsidiaries will provide CNG with cash flow for dividend payments.

3. CNG is a holding company and, as such, it needs minimal funds for operational purposes. Lastly, a prohibition on dividend payment out of additional paid-in-capital would seriously harm the ability of DRI to service the acquisition debt incurred in connection with the Merger.

     Based upon the above, CNG's request to pay dividends from capital surplus does not contravene the intent of Section 12. CNG's proposal is motivated by an exceptional circumstance, i.e. the elimination of its outstanding retained earnings balance as a result of the Merger. CNG's situation is not of the type that Section 12(c) is designed to address. Since the retained earnings account balances of CNG's utility subsidiaries were not affected by the Merger, the granting of the request should not be detrimental to the financial integrity or working capital of such subsidiaries.

C.   Restructuring of Non-Utility Businesses

     DRI,  on  behalf  of  itself  and  its  direct  and  indirect   non-utility
subsidiaries, requests authority, from time to time, to restructure its non-utility interests as may be appropriate to enable the DRI System to implement an intra-corporate rationalization of its non-utility activities. The restructuring would allow DRI to change its non-utility corporate configuration to consolidate activities of a particular type and in a manner consistent with the way the non-utility businesses are being managed along functional and business lines. Restructuring may involve the formation of new subsidiaries and the reincorporation of existing subsidiaries in a different state. A reincorporation could occur by merging an existing subsidiary with a successor incorporated in the desired state and could also include the consolidation of subsidiaries engaged in similar businesses under a subsidiary holding company, the spin-off of a portion of an existing business to another non-utility subsidiary, or simply the reincorporation of an existing company in a different state. This reorganization could also occur through the transfer of non-utility assets from one DRI subsidiary to another, particularly when the two subsidiaries are in the same type of business. Thus, oil and gas wells and leases might be transferred from Dominion Reserves, Inc. to Dominion Exploration & Production, Inc. to consolidate like assets in one company. These transactions would have no impact on public shareholders or on DRI System public-utility companies or their ratepayers, but would otherwise still require individual Commission review and the issuance of an order. It would not appear to matter, from the standpoint of the Act, how various activities are allocated among DRI's non-utility subsidiaries.

     The  Merger  Order  authorized  DRI to  continue  its  and  CNG's  existing non-utility activities through already established subsidiaries. In this application, DRI seeks the ability to form new subsidiaries as needed to allow the DRI System to streamline and rationalize the corporate organization of permissible non-utility activities, without the need to apply for or receive specific Commission approval in each instance. These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which DRI, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. A similar authorization was granted to Old CNG by order dated January 15, 1997, HCAR No. 26647, and to National Fuel Gas Company by order dated February 12, 1997, HCAR No. 2666. These subsidiaries would engage only in non-utility businesses only to the extent the DRI System is so authorized, whether by statue, rule, regulation or order.

     The Commission has previously authorized somewhat similar reorganizations on a discrete basis to CNG by order dated April 22, 1996, HCAR No. 26509, File No. 70-8703, and to Cinergy Corporation by order dated March 1, 1999, HCAR No. 26984, File No. 70-9123. The Commission has granted authority to Columbia Energy Group to restructure nonutility interests in a manner as requested herein by order dated November 5, 1999, HCAR No. 27099, File No. 70-9491.

     A table showing the companies in the Dominion System that are now engaged in non-utility activities, together with a description of type of non-utility business in which they engage, is set forth in DRI's response to Item 4 of its Registration Statement on Form U5B filed with the Commission on April 27, 2000, which list is incorporated by reference.

     The only companies listed in the Form U5B which are engaged in utility businesses and are thus not non-utility companies are DRI's five utility company subsidiaries. Virginia Electric and Power Company and the four gas utility companies owned by CNG, The East Ohio Gas Company, The Peoples Natural Gas Company, Hope Gas, Inc. and Virginia Natural Gas, Inc. ("VNG"). On May 8, 2000, DRI and CNG entered into an agreement with AGL Resources Inc. ("AGL") whereby CNG will sell all of the outstanding common stock of VNG to AGL for $500 million in cash, or $550 million if at the option of CNG, the parties elect to treat the transaction as a sale of assets for tax purposes, commonly referred to as a
Section 338(h)(10) election. This sale was made pursuant to a commitment made by DRI and CNG to the Virginia State Corporation Commission to sell VNG in order to obtain such commission's approval of the Merger. Reference is made to the proceedings under File Nos. 70-9477 and 70-9707 for further information concerning the sale of VNG.

D.   Rule 24 Certificates.

     DRI also requests that Rule 24 Certificates of Notification be filed by DRI within 60 days after the end of each quarterly calendar period to report to the Commission transactions authorized pursuant to this filing. The information may be reported as a separate section in the quarterly Rule 24 Certificates of Notification filed by DRI under File No. 70-9517.

Item 2.  Fees, Commissions and Expenses

     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by DRI System companies in connection with the herein proposed transaction will not exceed $30,000, consisting of $20,000 payable to Dominion Resources Services, Inc. or Consolidated Natural Gas Service Company, Inc. for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, and $10,000 for miscellaneous other expenses.

Item 3.  Applicable Statutory Provisions

     The proposed transactions concerning nonutility activities within the DRI System is subject to the following sections and rules under the Act.

      Sections 6(a) and 7           Issuance of securities in connection with
                                    restructuring activities

      Sections 9(a) and 10          Acquisition of securities of a newly
                                    organized or existing DRI subsidiary in
                                    connection with  restructuring activities

      Section 12(c) Acquisition, retirement and redemptions of securities of DRI subsidiaries in connection with restructuring activities; payment of dividends out of capital or unearned surplus

      Rules 42, 43, 45 and 46       Acquisitions, retirements, and redemptions
                                    of securities by the issuer, sales of
                                    securities to associate companies, and
                                    capital contributions to associates in
                                    connection with restructuring activities;
                                    payment of dividends out of capital or
                                    unearned surplus

      Rule 52 Intrasystem financing of nonutility associates and the formation of certain new nonutility subsidiaries in connection with restructuring activities

     If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act or Rule or Regulation other than those cited herein above, such authorization, approval or exemption is hereby requested.

Statement pursuant to Rule 54 and Related Matters

     In the Initial Financing Application, DRI and CNG stated:

     Each of DRI and CNG also holds investments in various EWGs and FUCOs. DRI's specific EWG investments are described in detail in DRI's Exemption Statement on Form U-3A-2 for the fiscal year ended December 31, 1998 and filed with the Commission in File No. 69-278. Such Exemption Statement on Form U-3A-2 is hereby incorporated by reference herein. CNG's specific EWG and FUCO investments are described below and are also described in more detail in CNG's Annual Report on Form U5S for fiscal year ended December 31, 1998 and filed with the Commission in File No. 30-203. Such Annual Report on Form U5S is hereby incorporated by reference herein. However, in order to obtain the cash required in connection with the Merger and in order to focus DRI's efforts on achieving its MAIN to Maine strategy, DRI has announced its intention to divest its interests (and the interests it will acquire from CNG) in non-U.S. EWG and FUCO holdings. In that connection, DRI has already entered into an agreement with Duke Energy International, a subsidiary of Duke Energy Corporation, pursuant to which DRI has agreed to sell to Duke all of DRI's interests in its Latin American projects and, in fact, certain of such projects have already been so sold. On a pro forma consolidated basis at December 31, 1998, DRI and CNG together have invested $918,700,000 in EWGs and FUCOs which represents 32% of pro forma consolidated retained earnings at December 31, 1998. These historical pro forma figures do not reflect the sale of DRI's Latin American projects (and the sale of the non-U.S. projects to be acquired from CNG) nor do they reflect certain accounting adjustments that will be required to be made under GAAP after giving effect to the Merger. After giving effect to (i) the accounting treatment for the Merger which will result in a consolidating accounting adjustment that will eliminate CNG's retained earnings and (2) the sale of DRI's Latin American assets (and the sale of the non-U.S. projects to be acquired from CNG), DRI's investment in EWGs and FUCOs will total approximately $68,000,000, which represents 5% of the pro forma combined consolidated retained earnings at September 30, 1999. DRI and CNG have submitted a separate Application-Declaration requesting authorization to invest up to 100% of consolidated retained earnings of DRI (as the registered holding company part of the combined DRI-CNG system) in EWGs and FUCOs (File No. 70-9555).

     The Initial Financing Application also described in detail DRI's existing financial support, predominantly in the form of guarantees, of its unregulated energy subsidiaries, namely, the DEI Companies, and including certain obligations in respect of a new synthetic lease arrangement pursuant to which certain of the DEI Companies proposed to acquire new gas-fired turbines. All of DRI's investment in and support for the DEI Companies is described in detail in DRI's Registration Statement on Form U5B, which was filed with the Commission April 27, 2000.

     Adopting the methodology used in the Initial Financing Application, in which DRI did not give effect to accounting adjustments required in connection with the Merger, as of June 30, 2000, DRI's aggregate investment in EWGs and
FUCOs including DRI's guarantee of the DEI Companies' obligations under the synthetic lease referred to above was 49% of the combined retrained earnings of DRI and CNG as of June 30, 2000. However, if DRI does give effect to the accounting adjustment required in connection with the Merger (such accounting adjustment is described above in detail), DRI's aggregate investment in EWGs and FUCOs as of June 30, 2000 was 133% of consolidated retained earnings. DRI represents that as of June 30, 2000, aggregate investment in EWGs and FUCOs equaled $1,252,000,000 and DRI's consolidated retained earnings were $940,000,000.

     At the present time, DRI respectfully submits that, as contemplated by Rule 53(c) and Rule 54, the level of DRI's investment in EWGs and FUCOs is not having and will not have a substantial adverse impact on the financial integrity of the DRI System or on any utility subsidiary within the DRI System or on the ability of any state regulatory commission to protect any such utility subsidiary or its customers. DRI's investment of $1,252,000,000, including guarantees, in EWGs and FUCOs was fully described and disclosed in the Initial Financing Application. DRI represents to the Commission that the earnings produced from its current investment in EWGs and FUCOs has contributed positively to the system's consolidated earnings or net income since the date of the Merger Order. Moreover, granting the specific relief sought in this Application-Declaration will benefit the DRI System by permitting cash trapped at the CNG level, which but for the accounting treatment of the Merger could have been dividended to CNG's shareholder(s), to be deployed more efficiently throughout the DRI System and also for the repayment of indebtedness incurred in connection with the Merger.

     In the Initial Financing Application, DRI stated that common equity as a percentage of the combined companies capitalization on a pro forma basis immediately following the closing of the Merger was 33%. For the period ended June 30, 2000, common equity as a percentage of the DRI's System's consolidated capitalization equaled 29%. DRI asserts that the change in the common equity percentage is not material under any circumstances, but especially so in the instant situation given the reasons for the change stated below. (DRI notes that for the same period, common equity as a percentage of the capitalization of each public utility company subsidiary of DRI equaled or exceeded 30%.) The temporary reduction in the common equity percentage of the consolidated system only is attributable to restructuring and merger-related costs and impairment and re-valuation of DCI assets totaling $512 million, which reduced net income during the period by $324 million. Management is in the process of implementing a strategy to exit certain businesses of DCI, as required by the Merger Order, and to de-emphasize the remaining components of the businesses that are expected to be retained or possibly held only as long as necessary to wind up affairs. DCI re-valued certain assets and businesses during the period and recognized impairment losses of $292 million, resulting in a reduction to net income of $184 million. DRI recognized restructuring and merger-related costs totaling $220 million, which reduced net income during the period by $140 million. But for these adjustments, DRI would be in compliance for the period ended June 30, 2000 with the capitalization requirement set forth in the Initial Financing Order that the consolidated holding company system and each public utility subsidiary of the combined system has 30% common stock equity in its capital structure. DRI respectfully submits to the Commission that DRI will be in compliance with the capitalization requirement that the consolidated holding company system have 30% common stock equity in its capital structure at fiscal year-end 2000, in part as a result of the application of proceeds resulting from the disposition of Virginia Natural Gas, Inc. (as described in File No. 70-9477) and the divestiture of certain assets of DCI as required by the Merger Order.

Item 4.  Regulatory Approval

     The authorizations sought herein are not subject to the jurisdiction of any State or Federal Commission (other than the Commission), except that, to the extent any non-utility activities are conducted through subsidiaries of any utility company subsidiary of DRI, transfers of such businesses and assets may require prior state utility commission approval. DRI requests that the Commission retain jurisdiction over any such transaction requiring such state commission approval pending completion of the record.

Item 5.  Procedure

     Given the pressing competitive conditions, it is hereby requested that the Commission issue its order with respect to the transaction proposed herein as soon as possible, but in any event on or before October 1, 2000.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

     The following exhibits and financial statements are made a part of this statement:

(a)      Exhibits

         F        Opinion of counsel.

                  (To be filed by amendment)

         O        Draft of Notice.

(b)      Financial Statements

     Financial   statements   are  deemed   unnecessary   with  respect  to  the
authorizations herein sought due to the nature of the matter proposed.

Item 7.  Information as to Environmental Effects

     The proposed financing transactions do not involve major federal action having a significant effect on the human environment.

     No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                                DOMINION RESOURCES, INC.

                                                By       /s/ James F. Stutts
                                                         Vice President and
                                                         General Counsel

                                                CONSOLIDATED NATURAL GAS COMPANY


                                                By       /s/ N. F. Chandler
                                                         Managing Attorney



Date:  October 5, 2000